Exhibit (a)(5)(B)

GDEV announces final results of previously announced self tender offer to purchase for cash a minimum of 15,000,000, up to 20,000,000 of its ordinary shares at a purchase price of $2.00 per ordinary share

January 19, 2024 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”), today announced the final results of the previously announced tender offer by the Company to purchase for cash a minimum of 15,000,000 of its ordinary shares, no par value per ordinary share (each, a “share”), up to a maximum of 20,000,000 shares, at a purchase price of $2.00 per share, net to the seller in cash, without interest, less any applicable withholding taxes, which expired at 5:00 p.m., Eastern Time, on January 18, 2024.

Based on the final count by Continental Stock Transfer & Trust Company, the depositary for the tender offer (the “Depositary”), 16,554,256 shares were properly tendered and not properly withdrawn.

In accordance with the terms and conditions of the tender offer, and based on the final results reported by the Depositary, the Company has accepted for purchase 16,554,256 shares through the tender offer at a price of $2.00 per share, for an aggregate cost of approximately $33.1 million, excluding fees relating to the tender offer. The number of shares that the Company has accepted for purchase in the tender offer represents approximately 8.4% of the total number of issued ordinary shares of the Company outstanding as of the commencement of the tender offer on December 19, 2023.

The Company will have approximately 181 million shares outstanding immediately following payment for the shares purchased in the tender offer. The shares acquired pursuant to the tender offer will be held by the Company as treasury shares, and will remain available for the Company to issue in the future. In particular, subsequent to the completion of the tender offer, the Company intends to reintroduce all or a portion of the shares tendered in the tender offer into the securities markets with the aim to bolster the trading liquidity of the shares by increasing its public float.

The Depositary will promptly pay for all of the shares accepted for purchase, and all shares not accepted for purchase will be returned to shareholders, in each case, in accordance with the terms and conditions of the tender offer.

D.F. King & Co., Inc. is serving as the information agent for the tender offer, and Continental Stock Transfer & Trust Company is serving as the Depositary. For all questions regarding the tender offer, please contact the information agent, D.F. King & Co., Inc., by calling +1 (866) 342-4882 (U.S. toll-free) or +1 (212) 269-5550 (international), or by emailing gdev@dfking.com.

About GDEV

GDEV is a gaming and entertainment company, focused on growing and enhancing its portfolio of studios. With a diverse range of subsidiaries including Nexters and Cubic Games among others, GDEV strives to create games that will inspire and engage millions of players for many years. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D, Throne Rush and others have accumulated hundreds of millions of installs worldwide. For more information, please visit gdev.inc.

Certain information regarding the tender offer

The information in this press release describing GDEV Inc.’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of GDEV Inc. in the tender offer. The tender offer will only be made pursuant to the Offer to Purchase, the related Letter of Transmittal and other related materials filed as part of the Tender Offer Statement on Schedule TO, in each case as may be amended or supplemented from time to time. Shareholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the tender offer.

Shareholders of GDEV Inc. may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that GDEV Inc. is filing with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, by calling +1 (866) 342-4882 (U.S. toll-free) or +1 (212) 269-5550 (international), or by emailing gdev@dfking.com. Shareholders are urged to carefully read all of these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call D.F. King & Co., Inc., the information agent for the tender offer, toll free at +1 (866) 342-4882, or may email D.F. King & Co., Inc. at gdev@dfking.com. Parties outside the U.S. can reach the information agent at +1 (212) 269-5550 (international), or by email at gdev@dfking.com.

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2022 Annual Report on Form 20-F, filed by the Company on June 26, 2023, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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